Hyperscale Data, Inc.
11411 Southern Highlands Parkway, Suite 240
Las Vegas, Nevada 89141

January 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Erin Donahue
Division of Corporation Finance

Re:	Hyperscale Data, Inc. Registration Statement on Form S-1/A (File No. 333-281109)

Dear Ms. Donahue:

Hyperscale Data, Inc. (the “Company”) has now cleared all comments with the Financial Industry Regulatory Authority (“FINRA”) in connection with the above-referenced Registration Statement. Based on conversations that the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) has had with Kenneth Schlesinger of Olshan Frome Wolosky LLP, the Company’s outside counsel, once the Company filed an amendment to the above-referenced Registration Statement to incorporate the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 by reference and notified the Staff that the Company has cleared all comments with FINRA, then the Commission would be in a position to declare the above-referenced Registration Statement effective upon request.

Accordingly, on the date hereof, the Company has filed Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-281109) which incorporates the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 by reference and has made certain other updates to such Registration Statement.

We believe we have been responsive to the Staff’s verbal comments. Subject to hearing any additional comments from the Staff, the Company would like to request effectiveness for Wednesday, January 15, 2025, at 4:00 p.m. Eastern Time, or as soon as possible thereafter. If practical, please advise if the Company may proceed with submitting an acceleration request for such time. Please direct any questions concerning this letter to the undersigned at (646) 650-5044 or to Kenneth Schlesinger of Olshan Frome Wolosky LLP at (212) 451-2252.

Very truly yours,

HYPERSCALE DATA, INC.

By:	/s/ Henry Nisser
Henry Nisser
President and General Counsel

cc:	Kenneth Schlesinger, Esq.
Spencer G. Feldman, Esq.